UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):	August 10, 2026

VerifyMe, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-39332	23-3023677
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 International Parkway, Fifth Floor, Lake Mary, Florida	32746
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(585) 736-9400

_____________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VRME	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

As previously disclosed, VerifyMe, Inc., a Nevada corporation (the “Company”), VRME Subsidiary Corp., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Open World Ltd., a Cayman Islands exempted company (“Open World” and, together with the Company and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger, as amended by the First Amendment to the Agreement and Plan of Merger dated April 13, 2026, and the Second Amendment to the Agreement and Plan of Merger dated June 4, 2026 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Open World, Merger Sub will cease to exist and Open World will become a wholly-owned subsidiary of the Company (the “Merger”).

Item 1.01	Entry into a Material Definitive Agreement.

On August 10, 2026, the Parties entered into the third amendment (the “Third Amendment”) to the Merger Agreement effective as of August 10, 2026, pursuant to which the outside date was extended from August 31, 2026 to October 31, 2026.

The foregoing description of the Amendment does not purport to be complete and subject to, and is qualified in its entirety by reference to, the full text of the Amendment, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No.	Description
2.1	Third Amendment to the Agreement and Plan of Merger dated August 10, 2026, by and among VerifyMe, Inc., VRME Subsidiary Corp., and Open World, Ltd.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VerifyMe, Inc.

Date: August 12, 2026	By:	/s/ Adam Stedham
Adam Stedham
Chief Executive Officer

Exhibit 2.1

Third Amendment to Agreement and Plan of Merger

This Third Amendment to Agreement and Plan of Merger (the “Amendment”), dated as of August 10, 2026, is made by and between VerifyMe, Inc., a Nevada corporation (“Parent”), VRME Subsidiary Corp., a Nevada corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”) and Open World Ltd., a Cayman Islands exempted company (the “Company”). The parties hereto are referred to collectively as the “Parties” and individually as a “Party”.

Whereas, the Parties have entered into that certain Agreement and Plan of Merger dated as of February 11, 2026, as amended by that certain First Amendment to Agreement and Plan of Merger dated April 15, 2026, as further amended by that certain Second Amendment to Agreement and Plan of Merger dated June 4, 2026 (collectively, the “Agreement”); and

Whereas, the Parties desire to further amend the Agreement as more fully described herein.

Now, Therefore, in consideration of the terms and conditions set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.            Definitions. Capitalized terms used and not otherwise defined herein have the meaning ascribed to such terms in the Agreement.

2.           Amendment to the Agreement. Section 9.01(b)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

“(iii) the Merger shall not have been consummated on or before October 31, 2026 (as such date may be extended by the mutual written consent of Parent and the Company, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Merger to be consummated by such time;”

3.           Reference to and Effect on the Agreement. Except as specifically modified or amended by the terms of this Amendment, the Agreement and all provisions contained therein are, and shall continue, in full force and effect and are hereby ratified and confirmed. All references in the Agreement to itself shall be deemed references to the Agreement as amended hereby.

4.          Counterparts. This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by electronic communication) to the other Parties.

5.           Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to the Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction save that, the statutory, fiduciary and other duties of the directors of the Company, the effects of the Merger and the rights set forth in Section 238 of the Companies Act shall in each case be governed by the laws of the Cayman Islands.

6.           Successors and Assigns. This Amendment shall be binding upon the Parties to the Agreement and their respective successors and permitted assigns.

7.           Headings. Headings in this Amendment are included for convenience or reference purposes only and shall not constitute a part of this Amendment for any other purpose.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

VERIFYME, INC.

By:	/s/ Adam Stedham
Name:	Adam Stedham
Title:	Chief Executive Officer and President

VRME SUBSIDIARY CORP.

By:	/s/ Adam Stedham
Name:	Adam Stedham
Title:	President

OPEN WORLD LTD.

By:	/s/ Matthew Shaw
Name:	Matthew Shaw
Title:	Chief Executive Officer

[Signature Page to Third Amendment to Agreement and Plan of Merger]